February 23, 2026

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TRG Latin America Acquisitions Corp.

Registration Statement on Form S-1, as amended

File No. 333-293354

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of TRG Latin America Acquisitions Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, February 25, 2026, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1,000 copies of the Preliminary Prospectus dated February 10, 2026 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Managing Director

By:	/s/ Niron Stabinsky
	Name:	Niron Stabinsky
	Title:	Managing Director

As Representative of the several underwriters

cc:	Bill Nelson, Allen Overy Shearman Sterling US LLP

[Signature Page to Acceleration Request Letter]